Exhibit 99

RISK FACTORS

Risks Related to Our Business, Strategy and Growth

Our revenues may fluctuate widely based upon changes in demand for our customers’ products.

Demand for our products is dependent upon and derived from the level of demand for the machinery, parts and equipment produced by our customers, which are principally manufacturers and fabricators of machinery, parts and equipment for highly specialized applications. Historically, certain of the markets in which we compete have experienced unpredictable, wide demand fluctuations. Because of the comparatively high level of fixed costs associated with our manufacturing processes, significant declines in those markets have had a disproportionately adverse impact on our operating results. For example, due in part to these factors, we encountered liquidity difficulties throughout fiscal 2003 and the first half of fiscal 2004, and could not generate sufficient cash to both satisfy our debt obligations and fund our operations. These liquidity difficulties contributed to our decision to file for bankruptcy protection on March 29, 2004.

Since we became an independent company in 1987, we have, in several instances, experienced substantial year-to-year declines in net revenues, primarily as a result of decreases in demand in the industries to which our products are sold. In 1992, 1999, 2002 and 2003, our net revenues, when compared to the immediately preceding year, declined by approximately 24.9%, 15.4%, 10.3% and 21.2%, respectively. We may experience similar fluctuations in our net revenues in the future. Additionally, demand is likely to continue to be subject to substantial year-to-year fluctuations as a consequence of industry cyclicality, as well as other factors, and such factors may have a material adverse effect on our financial condition or results of operations.

Rapid increases in the price of nickel may materially adversely affect our operating results.

To the extent that the price of nickel or other raw material cost rises rapidly, there may be a negative effect on our gross profit margins. Nickel, a major component of many of our products, accounts for approximately 50% of our raw material costs, or approximately 25% of our total costs of sales. We enter into several different types of sales contracts with our customers, some of which allow us to pass on increases in nickel prices to our customers. In other cases, we price our products at the time of order, which allows us to establish prices with reference to known costs of materials, but which does not allow us to offset an unexpected rise in the price of nickel. We may not be able to successfully offset rapid increases in the price of nickel or other raw materials in the future. In the event that raw material price increases occur that we are unable to pass on to our customers, our cash flows or results of operations would be materially adversely affected.

Increases in energy costs and raw material costs may have a negative impact on our performance and financial condition.

Since fiscal 2003, we have experienced rising raw material and energy costs. Nickel, cobalt and molybdenum, the primary raw materials used to manufacture our products, all have experienced significant fluctuations in price. Continued growth in China has contributed to increased demand for many of the raw materials used in our manufacturing processes, which has led to increased prices for these raw material. The Company uses natural gas in the manufacturing process to reheat material for purposes of annealing and forming. Natural gas has increased as a percentage of product costs from 2% in fiscal 2003 to 4% in the first six months of fiscal 2005 to 5% in the second six months of fiscal 2005. Continuing increases in raw material and energy costs could have a material adverse effect on our cash flows or results of operations.

Our operations are dependent on production levels at our Kokomo facility.

Our principal assets are located at our primary integrated production facility in Kokomo, Indiana and at our production facility in Arcadia, Louisiana. The Arcadia plant relies to a significant extent upon feedstock produced at the Kokomo facility. Any production failures, shutdowns or other significant problems at the Kokomo facility could have a material adverse effect on our financial condition and results of operations. We believe that we maintain adequate property damage insurance to provide for reconstruction of damaged equipment, as well as business interruption insurance to mitigate losses resulting from any production shutdown caused by an insured loss; however, there can be no assurance that such insurance will be adequate to cover such losses. In addition, the lack of capital investment in equipment upgrades and modernization during the period prior to the Company’s reorganization when the Company was burdened with excess debt may result in unplanned equipment outages at the Kokomo facility, which will have a negative effect on our financial results.

Significantly increased capital expenditures are needed to upgrade our Kokomo facility.

In fiscal 2003 and the first half of fiscal 2004, we experienced liquidity shortages which resulted in a lack of funds for capital improvements at the Kokomo facility. Although we believe that our facilities are generally in good operating condition, we anticipate making significant upgrades to our equipment in fiscal 2006 and 2007. We anticipate spending a total of $24.0 million during fiscal 2006 and 2007, as compared to the $3.6 million we spent in fiscal 2003, the $5.4 million we spent in fiscal 2004 and the $11.6 million spent in fiscal 2005. An inability to make these upgrades could have a material adverse impact on the efficiency with which we are able to manufacture our products and could adversely affect our competitive standing within the industry. Additionally, as we proceed with our capital upgrade program, we will experience some planned equipment downtime, which could affect our financial results in future periods.

The development of new applications and new products is important for our business.

Our proprietary alloys and metallurgical manufacturing expertise provide us with a competitive advantage over other superalloy producers. Our ability to maintain this competitive advantage depends on our ability to continue to offer products that have equal or better performance characteristics than competing products at competitive prices. Our future growth will depend, in part, on our ability to address the increasingly demanding needs of our customers by enhancing the properties of our existing alloys, by timely developing new applications for our existing products, and by timely developing and introducing new products. There can be no assurance that we will be successful in these efforts or that we will not experience difficulties that could delay or prevent the successful development, introduction and sale of these products, or that our new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance.

The potential costs of environmental compliance could significantly increase our operating expenses and reduce our operating income.

Our facilities and operations are subject to certain foreign, federal, state and local laws and regulations relating to the protection of human health and the environment, including those governing the discharge of pollutants into the environment and the storage, handling, use, treatment and disposal of hazardous substances and wastes. Violations of these laws and regulations can result in the imposition of substantial penalties and can require modernization of facilities operations and pollution control devices at substantial cost. In addition, we may be required in the future to comply with certain regulations pertaining to the emission of hazardous air pollutants under the Clean Air Act. However, since these regulations have not been proposed or promulgated in all cases, we cannot predict the cost, if any, associated with compliance with such regulations. Pursuant to certain environmental laws, if a release of hazardous substances occurs on or from our properties or any associated off-site disposal location, we may be held liable, and there can be no assurance that the amount of such liability will not be material. In addition, our facilities are subject to periodic inspection by various regulatory authorities, who from time to time have issued findings of violations of governing laws, regulations and permits. For example, in the past five years, we have paid administrative fines, for alleged violations relating to the handling and storage of hazardous wastes, requirements relating to its Title V Air Permit, requirements relating to the handling of polychlorinated biphenyls and violations of record keeping and notification requirements relating to industrial waste water discharge. Although none of these violations have had a material effect on the Company’s financial condition, alone or in the aggregate, future violations may result in material fines, require additional capital expenditures, or both.

The Company may also incur liability for alleged environmental damages associated with the off-site transportation and disposal of hazardous substances. The Company’s operations generate hazardous substances, and, while a large percentage of these substances are reclaimed or recycled, the Company also accumulates hazardous substances at each of its facilities for subsequent transportation and disposal off-site by third parties. Generators of hazardous substances which are transported to disposal sites where environmental problems are alleged to exist are subject to claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, and state counterparts. CERCLA imposes strict, joint and several liabilities for investigatory and cleanup costs upon hazardous substance generators, site owners and operators and other potentially responsible parties. The Company may have generated hazardous substances disposed of at other sites potentially subject to CERCLA or equivalent state law remedial action. Thus, there can be no assurance that the Company will not be named as a potentially responsible party at sites in the future or that the costs associated with those sites would not have a material adverse effect on the Company’s financial condition, results of operations of liquidity.

The Company has received permits from the Indiana Department of Environmental Management, or IDEM, and the U.S. Environmental Protection Agency, or EPA, to close and to provide post-closure monitoring and care for certain areas at the Kokomo facility that were used for the storage and disposal of wastes, some of which are classified as hazardous under applicable regulations. Construction was completed in May 1994 and closure certification was received in fiscal 1999 for one area at the Kokomo facility and post-closure care is ongoing there. The Company has an application pending for approval of closure and post-closure care for another area at its Kokomo facility and in the lagoon at its Mountain Home, North Carolina facility. The Company is required to monitor groundwater and to continue post-closure maintenance of the former disposal areas. The Company is aware of elevated levels of certain contaminants in the groundwater. If it is determined that the disposal areas or other solid waste management units at the Kokomo facility have impacted the groundwater underlying the Kokomo facility, additional corrective action by the Company could be required. The Company is unable to estimate the costs of such action, if any. There can be no assurance, however, that the costs of future corrective action would not have a material effect on the Company’s financial condition, results of operations or liquidity. Additionally, it is possible that the Company could be required to undertake other corrective action commitments for any other solid waste management unit existing and determined to exist at its facilities.

Although a collective bargaining agreement is in place for certain employees, union or labor disputes could still disrupt the manufacturing process.

All eligible hourly employees at the Kokomo plant and the Lebanon, Indiana service and sales center (approximately 483 in the aggregate) are covered by a collective bargaining agreement. As part of negotiations with the United Steelworkers of America related to our emergence from bankruptcy, the collective bargaining agreement has been extended until June 2007. Even though the collective bargaining agreement has been extended, it is still possible that union or labor disputes could disrupt our manufacturing process.

Our historical financial information is not comparable to our current financial information.

As a result of our emergence from bankruptcy, we are operating our business with a new capital structure, and are subject to fresh start reporting requirements prescribed by generally accepted accounting principles. As required by fresh start reporting, assets and liabilities as of August 31, 2004 were recorded at fair value, with the enterprise value being determined in connection with the reorganization. Accordingly, our financial information after August 31, 2004 is not comparable to the financial information in our historical consolidated financial statements prior to September 1, 2004 included elsewhere in this prospectus.

U.S. and world economic and political conditions, including acts or threats of terrorism and/or war, could adversely affect our business.

National and international political developments, instability and uncertainties could result in continued economic weakness in the United States and in international markets. These uncertainties include ongoing military activity in Afghanistan and Iraq, threatened hostilities with other countries, political unrest and instability around the world, and continuing threats of terrorist attacks. Any actual armed hostilities, and any future terrorist attacks in the United States or abroad, could also have an adverse impact on the U.S. economy, global financial markets and our business. The effects may include, among other things, a decrease in demand in the aerospace industry due to reduced air travel, as well as reduced demand in the other industries we serve. Depending upon the severity, scope and duration of these effects, the impact on our financial position, results of operations, and cash flows could be material.

Risks Related to Our Industry

Profitability in the high-performance alloy industry is highly sensitive to changes in sales volumes.

The high-performance alloy industry is characterized by high capital investment and high fixed costs, and profitability is therefore very sensitive to changes in volume. The cost of raw materials is the primary variable cost in the high-performance alloy manufacturing process and represents approximately 50% of the total manufacturing costs. Other manufacturing costs, such as labor, energy, maintenance and supplies, often thought of as variable, have a significant fixed element. Accordingly, relatively small changes in volume can result in significant variations in earnings.

Risks Related to Shares of Our Common Stock

There is no active trading market for the shares of our common stock, nor is it known whether or when an active trading market for our common stock will develop.

Although we intend to apply for a listing of our common stock on a national securities exchange or for quotation on a national automated interdealer quotation system when eligible, there can be no assurance that we will be successful or that any trading market (other than the “pink sheets”) will exist for shares of our common stock. Further, there can be no assurance as to the degree of price volatility in any active trading market for any shares of our common stock, and no assurance can be given as to the market prices that will prevail. Although we are aware that trading in our common stock has occurred from time to time on an unsolicited basis on the “pink sheets,” we believe it may be difficult for you to dispose of or to obtain accurate quotations as to the market value of shares of our common stock.

The sale of a large block of our stock could adversely affect our stock price, and the price of shares of our common stock may be volatile.

Under the terms of the plan of reorganization, we issued 10.0 million shares of our common stock. In order to comply with our obligations to maintain the effectiveness of the registration statement of which this prospectus is a part, all of the outstanding shares of our common stock are, or will be, freely tradable without restriction or further registration under the federal securities laws. Sales of a substantial number of shares of our common stock into the public market through this offering or in reliance upon Rule 144 could adversely affect our stock price.

The market price of shares of our common stock could also be subject to significant fluctuations in response to a number of factors, including but not limited to the following:

•       fluctuations in the market price of nickel

•       market conditions in the end markets into which our customers sell their products, principally aerospace, power generation and chemical processing

•       announcements of technological innovations or new products and services by us or our competitors

•       the operating and stock price performance of other companies that investors may deem comparable to us

•       announcements by us of joint development efforts or corporate partnerships in the high temperature resistant alloy and corrosion resistant alloy markets

•       market conditions in the technology, manufacturing and other growth sectors

•       rumors relating to us or our competitors

You may not receive a return on investment through dividend payments nor upon the sale of your shares of our common stock.

The terms of our debt agreements limit our ability to pay cash dividends, and we do not anticipate paying cash dividends or making any other distributions on shares of our common stock in the foreseeable future. Instead, we intend to retain future earnings for use in the operation and expansion of our business. Therefore, you will not receive a return on your investment in shares of our common stock through the payment of dividends. You also may not realize a return on your investment upon selling your shares of our common stock.

Provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could deter or prevent a change in control.

Some provisions in our certificate of incorporation and by-laws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of shares of our preferred stock and regulating the nomination of directors, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire a substantial number of shares of our common stock or to launch other takeover attempts that a stockholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.